02044263

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-6075

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

UNION PACIFIC AGREEMENT EMPLOYEE 401(k)
RETIREMENT THRIFT PLAN

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

UNION PACIFIC CORPORATION
1416 DODGE STREET
OMAHA, NEBRASKA 68179

UNION PACIFIC AGREEMENT EMPLOYEE 401(k)
RETIREMENT THRIFT PLAN

FORM 11-K

EXHIBIT INDEX

Exhibit I.	Financial Statements as of December 31, 2001 and 2000 and for the Years Then Ended and Independent Auditors' Report
Exhibit II.	Independent Auditors' Consent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

Date ______________________
June 26, 2002

By Barbara W. Schaefer
Barbara W. Schaefer, Senior Vice President – Human Resources
Union Pacific Corporation

Exhibit I

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT PLAN

Financial Statements as of December 31, 2001 and 2000
and for the Years Then Ended
and Independent Auditors' Report

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 and 2000 AND FOR THE YEARS THEN ENDED:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7

Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974 are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Union Pacific Agreement Employee 401(k)
Retirement Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 5, 2002

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Plan interest in Master Trust (Notes 2 and 3)	$491,011,604	$470,279,034
Contributions receivable	3,036,700	3,143,856
Net assets available for benefits	$494,048,304	$473,422,890

The accompanying notes are an integral part of these financial statements.

UNION PACIFIC AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment loss:		
Plan interest in Master Trust investment income (loss) (Note 3):		
Net depreciation in fair value of investments	$ (47,794,034)	$ (45,461,334)
Interest and dividends	13,277,534	33,087,408
Total investment loss	(34,516,500)	(12,373,926)
Employee contributions	74,041,304	74,148,429
Total	39,524,804	61,774,503
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	18,899,390	17,617,669
Investment management fees	-	12,775
Total	18,899,390	17,630,444
NET INCREASE	20,625,414	44,144,059
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	473,422,890	429,278,831
End of year	$494,048,304	$473,422,890

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF PLAN

The following description of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan (the Plan) is provided for general information only. Participants should refer to the Plan document for more complete information.

General – The Plan is a defined contribution plan covering employees of the Union Pacific Railroad Company and its Railroad affiliates (the Company) who are represented for the purposes of collective bargaining by a rail union to which eligibility to participate in the Plan has been extended. The Plan covers employees who have completed one year of service or were employees as of the effective date of the Plan, July 1, 1990. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions – Participants may contribute 2% to 20% of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the Code). Participants may also contribute 1% to 20% of their eligible compensation on an after-tax basis. Combined after-tax and pre-tax contributions may not exceed 20% of eligible compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company does not contribute to the Plan.

Participant Accounts – Each participant's account is credited with the participant's contributions and an allocation of the Plan's earnings (or losses) based upon the type of investments selected and their performance. The allocations are based on participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from that participant's vested account.

Vesting – Participants at all times have a 100% vested interest in their account.

Payment of Benefits – Following a participant's termination of employment, a distribution of benefits will be made upon request. If a participant does not request a distribution at termination, the account will be deferred until the date the participant attains the participant's required beginning date, as defined, or participant's death. If the participant remains employed with the Company after attaining age 70-½, his/her account may remain in the Plan until April 1st of the year following the year in which he/she terminates employment. The participant can receive his/her account sooner if he/she so desires.

Plan Administration – The Plan is administered by the Senior Vice President, Human Resources of the Union Pacific Corporation (the Corporation). All administrative expenses of the Plan are paid by the Company. During the year ended December 31, 2000, investment management fees and purchase fees were paid by the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements were prepared in accordance with the financial reporting requirements of ERISA as permitted by the Securities and Exchange Commission's amendments to Form 11-K adopted during 1990.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition – Investments in the Union Pacific Common Stock Fund, Union Pacific Railroad's Res Fund (Excl Divs), Anadarko Stock Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Small-Cap Index Fund, Vanguard 500 Index Fund, Vanguard U.S. Growth Fund, Vanguard International Growth Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard Mid-Cap Index Fund, Vanguard Total Stock Fund, and the Vanguard Total Bond Market Index Fund are valued at fair value as determined by quoted market prices. As of December 31, 2001, the Master Trust no longer had investments in the Union Pacific Railroad's Res Fund (Excl Divs) or the Anadarko Stock Fund.

The investments in the Vanguard Prime Money Market Fund and the Vanguard Retirement Savings Trust are valued at estimated fair value as determined by Vanguard Fiduciary Trust Company (VFTC). Investments in the Union Pacific Fixed Income Fund are valued at contract value.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Security transactions are recorded as of the trade date.

Payment of Benefits – Benefits are recorded when paid.

3. MASTER TRUST

At December 31, 2001 and 2000, the Plan participated in a Master Trust with the Union Pacific Fruit Express Agreement 401(k) Plan. The investment assets of the Master Trust were held at VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the participating plans. The Plan's interest in the total Master Trust, as a percentage of net assets held by the Master Trust, was approximately 99.80% at December 31, 2001 and 2000.

The investment valuation methods for investments held by the Master Trust are discussed in Note 2.

The following table presents the net assets of the Master Trust as of December 31, 2001 and 2000:

	2001	2000
Investments at fair value as determined by quoted market price:		
Common stock	$ 72,461,579	$ 68,024,278
Mutual funds	348,405,060	349,876,647
	420,866,639	417,900,925
Investments at contract value:		
Guaranteed investment contracts	34,609,885	-
Investments at estimated fair value:		
Mutual Funds	36,542,435	53,332,015
Investments in Master Trust	$492,018,959	$471,232,940
Portion allocated to the Plan	99.80 %	99.80 %
Investments	$491,011,604	$470,279,034

Investment income (loss) for the Master Trust for the years ended December 31, 2001 and 2000 is as follows:

Investment income (loss):	2001	2000
Net appreciation (depreciation) in fair value of investments:		
Investments at fair value as determined by quoted market price:		
Common stocks	$ 8,177,839	$ 14,537,481
Mutual funds	(56,041,845)	(60,043,848)
	(47,864,006)	(45,506,367)
Interest and dividends	13,312,826	33,135,698
Total investment loss of Master Trust	$(34,551,180)	$(12,370,669)
Plan's portion of Master Trust investment loss	$(34,516,500)	$(12,373,926)

While the Plan participates in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest. Therefore, Master Trust investment income (loss) may not be allocated evenly among the plans participating in the Master Trust.

During the year ended December 31, 2001, the Master Trust began investing in the Union Pacific Fixed Income Fund, which invests in fully benefit-responsive guaranteed investment contracts. These contracts are valued at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield under these contracts was 5.71% at December 31, 2001. The crediting interest rates for the year ended December 31, 2001 ranged from 4.66% to 7.81%.

4. TAX STATUS

The Plan obtained a tax determination letter dated July 27, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has since been amended. With respect to the operation of the Plan, Plan management is aware of certain operational defects which could adversely affect the tax-exempt status of the Plan. These operational defects will be corrected through the use of the Voluntary Compliance Program (VCP) program. Submission to the VCP program was made on May 31, 2001. That filing is still pending the receipt of a compliance letter. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan, at any time, to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. The Company may direct VFTC either to distribute the Plan's assets to the participants, or to continue the Trust and distribute benefits as though the Plan had not been terminated.

6. RELATED PARTY TRANSACTIONS

Plan investments include the Union Pacific Common Stock Fund which is invested in the common stock of the Corporation. The Corporation is the holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest transactions. The Company pays investment management fees on behalf of the Plan.

Exhibit II

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-53968 of Union Pacific Corporation on Form S-8 of our report dated June 5, 2002 appearing in this Annual Report on Form 11-K of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 26, 2002